

Mail Stop 6010

April 9, 2008

VIA U.S. MAIL and FACSIMILE (408) 544-8155

Timothy R. Morse
Chief Financial Officer
Altera Corporation
101 Innovation Drive
San Jose, CA 95134

> **RE: Altera Corporation**
> **Form 10-K for the fiscal year ended December 28, 2007**
> **Filed February 25, 2008**
> **File No. 000-16617**

Dear Mr. Morse:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the fiscal year ended December 28, 2007

Item 7.  Management's Discussion and Analysis of Financial Condition and Results of Operations

Revenue Recognition, page 24

1.      It appears that the price adjustments that you will grant to distributors in future periods are reasonably likely to have a material impact on your results of operations, liquidity or capital resources.  As such, please revise MD&A in future filings to include (1) disclosure of the amounts of gross deferred revenues and gross deferred costs of sales presented in the deferred income and allowances of sales to distributors caption of your balance sheet and (2) a discussion of the impact of the pricing and return uncertainties on each reported period.  Please also disclose a roll-forward of your deferred income and allowances on sales to distributors liability account.  Further, please discuss any trends noted over the reported periods.  Refer to Item 303(a) of Regulation S-K.

2.      We reference your disclosure on page 24 that you must use estimates and apply judgment to reconcile distributor reported inventories because of errors in the reported data. You also state that an error in your judgment could lead to inaccurate reporting. Please clearly disclose the specific estimates and judgments that you apply to the extent that these could have a significant impact on your financial statements.

Results of Operations, page 28

3.      Please revise future filings to clearly disclose the nature and meaning of the three product categories of new, mainstream and mature and other, including a description of how you determine the products to be included in each of these categories.

Financial Condition, Liquidity, Credit Facility and Capital Resources, page 32

Cash Flows, page 33

4.      Please tell us and revise future filings to discuss the reasons for the change in timing of distributor billings that caused the significant increase in accounts receivable for fiscal year 2007 compared to fiscal year 2006.  Please clarify whether there are any collectibility concerns as a result of this significant increase in accounts receivable.

Consolidated Financial Statements

Consolidated Balance Sheet, page 39

5.	In light of the fact that you are unable to estimate the product returns and the price concessions you issue under arrangements with your distributors and, therefore, an unknown portion of the amount recorded as "deferred income and allowances on sales to distributors" will never be recognized as revenue, please tell us how you concluded that "deferred income and allowances on sales to distributors" is an appropriate title for the liability account. We note that Regulation S-X calls for financial statement caption titles that reflect the significance and the character of the items being presented. Please tell us, for example, whether you considered a title for the account such as "customer deposit, net of deferred inventory costs" or other such titles that better depict the nature of the liability.

6.	In addition, we note that you provide advances to distributors to reduce their working capital requirements.  Please tell us why it is appropriate to net the amount related to distributor advances within the line item, "deferred income and allowances on sales to distributors." Tell us how this presentation complies with paragraph 5 of FIN 39 which permits the offsetting of assets and liabilities only when a legal right of setoff exists. We also refer you to SAB Topic No. D-43.

Note 2.  Significant Accounting Policies, page 43

Revenue Recognition, page 45

7.	To enhance the disclosures related to distributor's right of product return and price adjustments, please tell us and revise future filings to discuss the terms of the product return rights or price concessions, such as the time period during which a distributor can return the product or request a price concession.  Please also discuss whether returns or price adjustments are capped to a certain percentage of sales price or margins and whether any of your arrangements with distributors would allow or require you to grant price discounts below the cost of the product.

8.	Please describe to us the methodology, if any, employed to evaluate deferred cost of sales for impairment and the authoritative literature in US GAAP on which you base that policy.  In future filings also include a discussion of your policies for testing and accounting for the impairment of the deferred cost of sale amounts or the inventory still held by distributors which may be returned to you or on which you may have to provide significant discounts.

Property and Equipment, page 44

9.      We see from page 41 that $8.9 million of land was reclassified from fixed assets to other current assets.  Please tell us and revise future filings to discuss the circumstances and the basis for reclassifying the land.

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response.  Please furnish a cover letter with your response that keys your responses to our comments and provides any requested information.  Detailed cover letters greatly facilitate our review.  Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed decision.  Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Kristin Lochhead at (202) 551-3664 or me at (202) 551-3676 if you have questions.  In this regard, please do not hesitate to contact Martin James, Senior Assistant Chief Accountant, at (202) 551-3671 with any other questions.


Sincerely,


Brian Cascio
Accounting Branch Chief